

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Feng Zhou
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road
Binjiang District, Hangzhou 310051
People's Republic of China

> **Re: Youdao, Inc.**
> **Post-Effective Amendment No. 4 to Form F-3**
> **Filed July 26, 2022**
> **File No. 333-252936**

Dear Dr. Zhou:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 to Form F-3 filed July 26, 2022

Prospectus Summary, page 4

1.   Please amend your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. its subsidiaries, or the VIEs by the PRC government to transfer cash. Please also provide a cross-reference to the relevant disclosure that appears later in the registration statement.

Summary of Risk Factors, page 24

2.   We note your response to comment 5 and re-issue in part. Please ensure that each risk

factor cross-reference you have included here includes a reference to the header of the associated risk factor. For example, the first risk factor cross-reference on page 24 of the registration statement refers to page 10 of your annual report on Form 20-F, but does not include a reference to the appropriate risk factor header.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He